21001744

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 02 2021

Washington DC 413

[AN]NUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-70270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidly IAS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

434 West 33rd Street
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Kowalski 281-419-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Deirdre Kowalski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidly IAS, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY JORDAN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 04/16/23
NOTARY ID 13197750-1

Signature

CCO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidly IAS, LLC

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2020

INDEX

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Liquidly IAS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liquidly IAS, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Liquidly IAS, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liquidly IAS, LLC's management. Our responsibility is to express an opinion on Liquidly IAS, LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liquidly IAS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Liquidly IAS, LLC financial statements. The supplemental information is the responsibility of Liquidly IAS, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Liquidly IAS, LLC's auditor since 2021.

Sugar Land, Texas

February 26, 2021

Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 374,051
Prepaid expenses	9,830
Total Assets	**$ 383,881**

Liabilities & Member's Equity

Due to related party	$ 161,860
Member's equity	222,021
Total Liabilities & Member's Equity	**$ 383,881**

See Notes to Financial Statements

Statement of Operations for the year ended December 31, 2020

Revenue	$ 0
Expenses	
Legal & Professional Services	85,657
Management Fee	120,173
Insurance Expense	6,114
Regulatory Fees	5,625
Other Expenses	1,520
Total Expenses	$ 219,089
Net Loss	$ (219,089)

See Notes to Financial Statements

Balance, January 2, 2020	$ 441,110
Net loss	$ (219,089)
Balance, December 31, 2020	$ 222,021

See Notes to Financial Statements

Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:	
Net loss	$ (219,089)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in assets and liabilities:	
Increase in Prepaid Expenses	(5,160)
Decrease in Accrued Expenses	(1,500)
Increase in payable to related party	161,860
Net cash used for operating activities	(63,889)
Cash flows from financing activities:	
Member's Equity	708
Net cash provided by financing activities	708
Net decrease in cash & cash equivalents	(63,181)
Cash & cash equivalents, beginning of year	437,232
Cash & cash equivalents, end of year	$ 374,051

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Liquidly IAS, LLC (the "Company") was organized on December 8, 2017 as a limited liability company in accordance with the laws of the State of Delaware. Liquidly IAS, LLC was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) on January 2, 2020 and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Liquidly, Inc. (the "Member").

The Company's principal business activity and purposes of the Company is to operate and sponsor an alternative trading system (ATS) to facilitate secondary trades in the private funds sold through its online platform. The Company will also conduct business as placement agent and facilitator of limited partnership interests in private funds and private assets sold on a best efforts via an online platform.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and Management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2020, cash and cash equivalents were held in a non- interest bearing account at Citibank totaling $374,051.

Revenue Recognition – Transaction based fee will be recorded on a trade-date basis as transaction occurs. For its private placement services the Company will receive fees based on success and after the transaction is completed. The Company recorded no revenue during the reporting period

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income Taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $212,191 which was $191,958 in excess of its required net capital of $ 20,223. The Company's ratio of aggregate indebtedness to net capital was .7628 to 1.

Note 3 – Commitment and Related Party Transactions

The Company has an Expense Sharing Agreement (ESA) in place with its Parent whereby the Parent charges the Company for occupancy charges, employee compensation, travel, entertainment, marketing,

technology and business development charges. Charges allocated by the Parent are included in the Statement of Operations and totaled $120,173 for the year ended December 31, 2020.

As of December 31, 2020 the Company owes the Parent $161,860 for allocation of expenses and other cash advances.

Note 4 – Commitment and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020, and through the date of this report, there were no such claims.

Note 5 – Uncertainty Related to Coronavirus

The effects of the pandemic resulting from the novel coronavirus, known as COVID-19, has had significant effects on all aspects of the economy. The ultimate impact of the outbreak to the Company's financial results and operations cannot be determined at this time; however, management is taking action to mitigate the impact of the outbreak to the Company. The company has been able to continue operations during the pandemic as the result of its industry and nature of the Company's work performed.

Note 6 – Subsequent Events

The subsequent events for the Company have been evaluated by management through the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Note 7 – Going Concern

The firm generated $0 revenue in 2020. While the firm expects it will generate revenue in 2021, it will continue to be supported by its parent, Liquidly Inc. through capital contributions until such time it can independently sustain its existence.

Supplemental Information

Liquidly IAS, LLC

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

		Schedule I
NET CAPITAL		
Total member's capital from statement of financial condition	$	222,021
Deductions		
Non-allowable assets:		
Prepaid expenses and Other assets		9,830
Net Capital	$	212,191
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required -		
Higher of 12.5% times aggregate indebtedness or $5,000	$	20,233
Excess Net Capital	$	191,958
Excess Net Capital (Net capital less 10% of total aggregate indebtedness or 120% of the minimum net capital required)	$	191,958
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	161,860
Ratio of aggregate indebtedness to net capital		.7628 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5 as originally filed	$	212,191
Adjustments		0
	$	212,191
Total aggregate indebtedness per Part II of Form X-17A-5 as originally filed	$	161,860
Adjustments		0
	$	161,860

Liquidly IAS, LLC
Schedule II & III – Pursuant to SEA Rule 17a-5
Of Securities and Exchange Act of 1934
December 31, 2020

Schedule II

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors
No Statement is required as no subordinated liability existed at any time of the year.

Schedule III

Statement Regarding Reserve Requirement and Possession or Control Requirement
Information related to possession or control requirement is not applicable to Liquidly IAS, LLC as the Company qualifies as Non-Covered Firm because the company provides mergers and acquisitions and the private placement of securities. During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3)

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Liquidly IAS, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Liquidly IAS, LLC states that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and file an exemption report because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, revenue in providing an alternative trading system, referring securities transactions to other brokers; and The Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Liquidly IAS, LLC stated that Liquidly IAS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Liquidly IAS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liquidly IAS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

2/26/2021

LIQUIDLY IAS, LLC
EXEMPTION REPORT

Liquidly IAS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, revenue in providing an alternative trading system, referring securities transactions to other brokers. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(3) Liquidly IAS, LLC stated that Liquidly IAS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Deirdre Kowalski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: [signature] Date: 2-25-21

Deirdre Kowalski
CCO/FINOP
Liquidly IAS, LLC
434 West 33rd Street
New York, NY 10001
SEC filing # 8-70270